INVEST IN **PERSONALRX**

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A home delivery pharmacy focused on improving patient outcomes

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AD INVESTOR

Joe And Shawna Lukens Family Dynasty Trust

I initially was interested in investing in Personal RX because I believe that the personalized service that they supply to their customers will set them apart from the industry. By specializing in clients that take 5 or more meds per day, they will be able to provide this unique customer service while still making a profit. Once I was interested in investing I looked at the managment of the company to see if I felt they could execute the business plan. In my opinion Larry and Charlie are seasoned veterans that can make happen what they have envisioned.

Invested $75,000 this round

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personalrx.com   East Rutherford NJ

Technology   Main Street   B2B   B2C   Health and Fitness

Highlights

1. We've shipped 10 million Square Packs (dose packs) and generated revenue in excess of $26 million!
2. The pharmacy market is $500 billion annually. So we have plenty of room to grow.
3. We focus on the 41 million Americans who take 5 or more medications.
4. Our proprietary RX2 Mobile app and monthly "Care Calls" help us "surround the patient with care."
5. We are licensed and delivering patient medications in 38 states.
6. Our mission is to "Improve Lives" and patient healthcare through increased patient compliance.
7. Recent acquisitions in this market have totaled as high as $1 billion.
8. Relationship with Fortune 500 company.

Our Team



Lawrence Margolis Founder/CEO

Larry is a former Wall Street Broker and investor specializing in the health and technology marketplaces. His experience in financial markets includes positions at The Bear Stearns Companies and Prudential Securities.

> The pharmacy industry is ripe for change. Care should revolve around the patient. PersonalRX makes it easy for patients to take the right medication at the right time. Patients are also provided the direct phone number of the PersonalRX

technician who helps manage their medication regimen.



Charles Oestreicher President and Chief Operating Officer

Charlie, an industry veteran, brings to PersonalRX nearly 30 years of leadership and operations experience. He has worked for several leading Pharmacy Benefit Managers (CVS Health, Express Scripts, Medco Health Services) in various executive roles.



Vaibhav Kullar Chief Technology Officer

Vaibhav is an award-winning technology developer and entrepreneur. He's pioneered development of the RX2 Mobile and Internal systems. He has held senior and executive risk management and analytics roles at Barclays Investment Bank and Credit Suisse.



Gillian Giannone, PharmD, R. Ph. Director of Pharmacy Operations

Gillian brings 10 years of pharmacy experience in a variety of settings to her leadership role. Earlier in her career, Gillian was a clinical pharmacist at one of the largest pharmacy benefit management companies in the US.



Dana Stripling Director of Training and Patient Experience

Dana is an accomplished certified trainer focused on consistently improving the patient experience. Prior to PersonalRX, she served as an EPIC Software Credentialed trainer at Englewood Hospital and Medical Center.



Cheryl Fine Controller and Director of Talent

Cheryl is a financial services professional with more than 20 years experience. She has been a Certified Quickbooks Online Accountant since 2016 and is a Platinum Pro Advisor. Her prior finance positions were in medical billing, printing and retail.



Gregg Kattine Advisor - Healthcare Relationships

Gregg offers PersonalRX guidance gleaned from 40 plus years as a successful investor and business operator. His health-related investments include a medical claims and insurance billing company that he cofounded in 1993 and sold for a profit in 2015

We make it easy for our patients to take the right medications at the right time.

PersonalRX places the patient at the center of the pharmacy care model. We are a home delivery pharmacy providing VIP services and packaging to improve patient compliance — with no added costs. Our pharmacists are available 24/7, and each patient has the direct phone number of their dedicated pharmacy technician.


Personal Rx
VIP medication delivery service every 30 days
Personalized medication reminders enabled via app, text, call, & Amazon Alexa
Every patient has a dedicated pharmacy technician



A hot market

We are in a hot market with a need for personalized innovation. In 2020, prescription drug expenditures total $358.7 billion. Pill Pack was acquired by Amazon for nearly $1 billion in Jue 2018. More recently, DivvyDose was acquired by UnitedHealth in September 2020 for $300 million. Bottom line - the pharmacy market is large enough for many companies to do well.



MEDLY
$275M valuation
Pill Pack by amazon pharmacy
Bought by Amazon for $1B in 2018
NowRx PHARMACY
$100M valuation
divvyDOSE
Bought by UnitedHealth for $300M in 2020

How we make money

Our services focus on the 12.6% of Americans who take 5 medications or more — a patient group in need of an easier synthesized medical solution. This equates to 41.3 million Americans and a market size that exceeds $126.4 billion annually. Our company is fully prepared to perform at scale with our proven sales model.



Subscription-based model
Multiple patient acquisition channels
Patients acquired on scale
(Including new Fortune 500 relationship)
Proprietary technology for differentiated service

Licensed in 38 states, we delivered 10M Square Packs

We're licensed in 38 states, and our traction is huge. We produced and delivered our 10 millionth Square Pack last year, in addition to onboarding a Fortune 500 Pharmacy Benefits Management company. This year, we began accepting referrals from a new Medicare Home Health partner with over 200 offices.



OPEN
Licensed and Servicing 38 States
10 millionth square pack delivered this year
New traction includes


200+ offices

We built an infrastructure ready for scale

We made an app for our patients.

Since the inception of the PersonalRX brand in 2016, we've served and acquired a growing number of patients in the home delivery market. In 2019, we developed our digital platform — the RX2 Mobile app, a progressive web application (PWA). Available across iOS, Android, and Windows operating systems.


RX2®
Medication information squared away!
Surrounding the patient with care.
Med reminders (text, call, Alexa), location calendar, caregiver engagement and more
My Med List
Next Shipment

We made a dashboard for us.

We completed RX2 Admin in 2020, a proprietary Patient Relationship Management Tool (PRM) that drives end-to-end workflow for pharmacy home delivery — from billing and day-to-day communication to packing and shipping. This makes it simple for us to provide the best service with efficiency. Our workflows are automated, utilizing pharmacy robots for faster-than-manual processes.



Becoming the leader in excellent pharmacy care

Our goal is to lead the pharmacy industry in providing excellent patient care, nationwide. PersonalRX has the infrastructure, experience, team, and business relationships to operate at scale.




Your Pharmacy. Delivered.
SynMed

Why invest now

COVID-19 has created a "new normal" in creating a desire for a contactless experience. We're bringing a sanitary solution right to your doorstep, and we've built a scalable business that continues to grow as we reinvest in it. Our subscription model builds revenue quickly, leading to significant profits and a rewarding ROI for investors.


Urgent need due to **COVID-19**
Game-changing **proprietary** tech
Subscription model builds revenue quickly
Key health partners actively endorsing our service
Scalable business with **proven traction**

How we're different

We're more than pill packers. We're delivering healthcare. While our competitors deliver individual medications, we deliver a full-service, personalized experience that protects the patient while improving care outcomes.


Hyperfocus on the **41 million Americans** taking 5+ medications
Shipping monthly supplies vs. individual refills (better for patient and business)
Patient protection, such as identifying incidences of overmedication
High level of **personalized services**

Decades of successful business experience

PersonalRX is technology-enabled, not technology dependent. In other words, we use technology to drive workflow. But hiring great people who provide the personal touch is paramount for superb healthcare. All told, our team totals 100+ years of experience in entrepreneurship, pharmaceuticals, management, and business development.


We improve lives.

Join us at PersonalRX!

Merging technology and human compassion, we are fueling the next generation of retail pharmacy and we hope you'll consider fueling this movement. The opportunity for investors is to enter early in our growth cycle, with a promising market in need of innovation. Join us to fuel the next generation of healthcare.



> "We believe that being a pharmacy is more than just putting pills in a bottle.

Downloads

RX2 - Pharmacy Technology That Squares.pdf

PersonalRX - Your Pharmacy. Delivered..pdf